July 19, 2016

Writer’s Direct Dial: +1 212-225-2556
E-Mail: pmarcogliese@cgsh.com

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: David L. Orlic, Special Counsel

Re:                             Atlantic Power Corporation
Amendment No. 2 to Schedule TO-I, filed July 7, 2016
File No. 005-87139

Dear Mr. Orlic:

On behalf of our client, Atlantic Power Corporation (“Atlantic Power”), we have set forth below Atlantic Power’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated July 13, 2016 to Jeffrey S. Levy, Senior Vice President and General Counsel of Atlantic Power, relating to the tender offer statement on Schedule TO, initially filed by Atlantic Power on June 17, 2016 and as amended by Amendment No 1, filed with the Commission on June 22, 2016, and Amendment No. 2, filed with the Commission on July 7, 2016 (together with the exhibits thereto, the “Schedule TO”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, Atlantic Power is filing an amendment to the Schedule TO (“Amendment No. 3”).  Amendment No. 3 contains the revisions to the Schedule TO described in this letter. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Conditions of the Offer, page 9

1.              We note disclosure remaining in the introductory and final paragraph indicating that all of the listed Offer conditions may be asserted by the Company regardless of the circumstances giving rise to any such condition. Please revise to avoid the implication that you may terminate the offer based on actions or inactions completely within the control of the Company.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Issuer Bid Circular

Assumptions and Limitations, page A-4

2.              We note revised disclosure stating Alexander Capital’s belief that the terms of its engagement letter with the Company foreclose debentureholders from relying on its valuation under applicable law. Alexander Capital further indicates that it does not believe that applicable law has addressed the availability of this disclaimer as a valid defense against debentureholder claims against it. Please revise your disclosure to make a clear statement that Alexander Capital is not aware of any legislative, administrative or judicial support under applicable law for the proposition that a financial advisor can limit investor claims against it by means of a contractual provision with an issuer, specifically disclose that support, or state whether applicable law has addressed the issue.

In response to the Staff’s comment, Atlantic Power has revised the disclosure in the Schedule TO.

Atlantic Power has authorized us to acknowledge on its behalf that (1) Atlantic Power is responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Atlantic Power may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding Amendment No. 3 or these responses, please feel free to contact me at +1 (212) 225-2556, Craig B. Brod at +1 (212) 225-2650 or Jennifer C. Bender at +1 (212) 225-2112.

Sincerely,

/s/ Pamela L. Marcogliese

cc:	Jeffrey S. Levy, Esq., Atlantic Power

Craig B. Brod, Esq., Cleary Gottlieb Steen & Hamilton LLP

Jennifer C. Bender, Esq., Cleary Gottlieb Steen & Hamilton LLP